SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated July 23, 2015

(Commission File No. 1-13202)

Nokia Corporation

Karaportti 3

FI-02610 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

STOCK EXCHANGE RELEASE

July 23, 2015

Nokia to publish second quarter 2015 and January-June 2015 interim report on July 30, 2015

Nokia Corporation
Stock Exchange Release
July 23, 2015 at 13:00 (CET +1)

Nokia to publish second quarter 2015 and January-June 2015 interim report on July 30, 2015

Espoo, Finland — Nokia will publish its second quarter 2015 and January-June 2015 interim report on July 30, 2015 at approximately 8 AM Finnish time (CET+1). The report will be made available on the Nokia website immediately after publication.

Nokia only publishes a summary of its interim reports in stock exchange releases. The summary focuses on Nokia Group’s financial information as well as on Nokia’s outlook.

The detailed segment level discussion will be available in the complete second quarter 2015 and January-June 2015 interim report available at http://company.nokia.com/financials. Investors should not solely rely on summaries of Nokia’s reports, but should also review the complete reports with tables.

Conference call to begin at 3:15 p.m.

Nokia’s analyst conference call will begin on July 30 at 3:15 PM Finnish time, 15 minutes later than the usual starting time. A link to the webcast of the conference call will be available at http://company.nokia.com/financials. Media representatives can listen in via the link on that website, or alternatively call +1 888 636 1561, conference ID: 80680660.

About Nokia

By focusing on the human possibilities of technology, Nokia embraces the connected world to help people thrive. Our three businesses are leaders in their fields: Nokia Networks provides broadband infrastructure software and services; HERE provides mapping, navigation and location intelligence; and Nokia Technologies provides advanced technology development and licensing. www.nokia.com

Media Enquiries:

Nokia
Communications
Tel. +358 (0) 10 448 4900
Email: press.services@nokia.com

Enclosures:

Nokia stock exchange release dated July 23, 2015:

Nokia to publish second quarter 2015 and January-June 2015 interim report on July 30, 2015

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 23, 2015	Nokia Corporation

By:	/s/ Riikka Tieaho
	Name:	Riikka Tieaho
	Title:	Vice President, Corporate Legal